May 18, 2026

Mark T. Behrman
Chief Executive Officer
LSB Industries, Inc.
3503 NW 63rd Street, Suite 500
Oklahoma City, OK 73116

        Re: LSB Industries, Inc.
            Registration Statement on Form S-3
            Filed May 14, 2026
            File No. 333-295904
Dear Mark T. Behrman:
       This is to advise you that we have not reviewed and will not review your registration statement.
       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
       Please contact Juan Grana at 202-551-6034 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Industrial Applications and Services
cc:    Rosebud Nau, Esq.